

November 17, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Michael Kuta
Chief Financial Officer
Dynamic Materials Corporation
5405 Spine Road
Boulder, CO 80301

       RE: **Dynamic Materials Corporation**
               Form 10-K for the Year Ended December 31, 2014
               Filed March 16, 2015
               File No. 1-14775

Dear Mr. Kuta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

<u>DynaEnergetics, page 8</u>

1.   In future filings, when material to your business, please include a discussion of new products and product designs, particularly if you have made public announcements regarding that product. <u>See</u> Item 101(c)(ii). For instance, we note DynaStage featured prominently in all four quarterly earnings calls in 2014, that this new product was a key display at domestic and global industry-wide conferences, that it was patent pending as early as your 2014 Second Quarter, and that it is featured prominently on DynaEnergetics' online product catalog.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.   Please revise this section in future filings to include, if material, substantive disclosure on prospective developments and strategies that may materially affect your company. Your current disclosure beginning on page 28 contains a list of factors that broadly affect your segments, but there is minimal disclosure addressing management's views about the trends and uncertainties you reasonably expect will have a material impact on your operations. For instance, we note your risk factors explain that the success of DynaEnergetics is linked to the level of exploration, development and production activity of oil and natural gas companies and oilfield service companies. Further, in earnings calls throughout 2014, management expressed expectations on investment activity in the industry, oil prices and the associated impact on your industry, trends in currency translation, and facility closures, consolidations, and expansions around the globe. Additionally, due to the oil and gas industry economic environment, you disclose that you froze the salary of the top 20% of the Company's salaried employees in 2014. In the future, to the extent material, please enhance your discussion of any particular trends, events or uncertainties you expect may have a material impact on your operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 107

3.   We note that you hold leases for numerous operational facilities, such as your headquarters, your primary domestic shooting site located in Dunbar, Pennsylvania, and portions of your sites in Würgendorf and Dillenburg, Germany. Please file any material leases as exhibits to your future Exchange Act filings. See Item 601(b)(10)(ii)(D).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christopher Ronne, Staff Attorney, at (202) 551-6156 or Pamela Long, Assistant Director, at (202) 551-3765 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction